FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934. )

Yes           No  X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with

Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.

West Wing, Building C, Tianyin Mansion

No. 2C Fuxingmennan Street

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The press release on completion of trial run of Unit 3 of Yueyang Power Plant Phase II of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on March 16, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Long

Name:	Huang Long
Title:	Company Secretary

Date:	March 16, 2006

To: Business Editor

[For Immediate Release]

HUANENG POWER INTERNATIONAL, INC.

Unit 3 of Yueyang Power Plant Phase II

Completed Trial Run

(Beijing, China, March 16, 2006) Huaneng Power International, Inc. (the “Company”) [NYSE: HNP; HKEx: 902; SSE: 600011] announces that the 300MW coal-fired generating unit (Unit 3) of Huaneng Yueyang Power Plant Phase II completed the 168 hours full-load trial run on March 9, 2006. To date, the Company’s total generation capacity on an equity basis has increased from 23,153MW to 23,318MW.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 23,318MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

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     For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin	Mr. Edwin Ng / Ms. Sally Wong / Ms. Christy Lai
Huaneng Power International, Inc.	Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866	Tel:	(852) 2520 2201
Fax: (8610) 6649 1860	Fax:(852) 2520 2241

     Email: ir@hpi.com.cn